Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 000-27246

Q&As: posted on the CSR intranet

16th March 2011

Please can you explain what happened to the Zoran Board of Directors on 4th March 2011?

On 4th March 2011, Ramius Value and Opportunity Advisors LLC (“RAMIUS”) announced that it had delivered consents to Zoran from the holders of more than 50% of Zoran’s shares in order to replace three of the seven directors of Zoran. Uzia Galil, James D. Meindl and Philip M. Young, the three longest serving Directors on the Zoran Board, were replaced with three individuals nominated by Ramius, Jon S Castor, Dale Fuller and Jeffrey C Smith.

The Zoran Board of Directors is now made up of the four continuing directors Raymond A. Burgess, Levy Gerzberg, James B. Owens and Arthur B. Stabenow and the three new members as independent directors. The Zoran Board (regardless of who serves on it) is bound, as it was before the change in the composition of the Board of Directors, by the merger agreement with CSR.

Will the engineering teams be merged and when will that happen?

This is still very early days in the process and completion is not expected until late in the second quarter. At the appropriate time, we will review the structures across all functions and take the appropriate decisions. Our R&D teams are assigned to projects according to our roadmap.

As both companies have shown with mergers in the past, we will make good use of the time until completion to develop a clear integration plan so we hit the ground running post completion. We have strengthened our organisation structure over the last two years, which we believe will enable us to handle integration in an efficient manner.

Will CSR or Zoran be appointing a specialist to assist with this merger?

CSR and Zoran are currently assessing 4 external providers to assist with the merger. The review process will last around two weeks and a decision is expected by March 11th.

When can we contact our parallel colleagues in CSR and Zoran?

We are still very early in the process and only a limited number of people have authorisation to deal directly with CSR or Zoran. Once the external providers are appointed, then joint work streams will be set up with individuals from both sides in specific functions. Only people in these joint work streams will be able to communicate directly with the other company until the merger has completed.

Who is on the Integration Team for this merge?

The members of the integration team will change over time. The members of the integration team will be subject to a separate communication.

When will the integration schedule be communicated?

We are currently making good use of the time before completion to develop a clear integration plan so that we hit the ground running post completion. It is still very early days in this process and we do not expect to have a clear integration plan until the external partners are appointed. There are three distinct stages to the integration plan:-

1)	Validating due diligence

2)	Planning for “day 1” of the new company

3)	Planning for synergies to be in place.

What are the ramifications for the merge of the Ramius vs Zoran altercation currently being played out?

At the time of signing the definitive merger agreement with Zoran, CSR was aware of the Ramius consent solicitation and the possible changes in Zoran’s board of directors. CSR does not expect any material change in the business of Zoran as a result of the consent process. With that process now concluded, Zoran management will be able to focus on its customers, running the business, and taking the actions necessary to complete the merger between CSR and Zoran.

When will decisions be made regarding engineering, product lines, organisation, headcount, benefits/compensation, redundancies and cooperation between the two companies teams/projects?

We are just beginning this process and haven’t made any decisions yet. We currently anticipate closing the merger late in the second quarter of 2011. We will make good use of this time to develop a clear integration plan so that we can start operating as one company upon the close. We will keep people informed as we form integration planning teams, establish guidelines for communication between the companies prior to closing and make decisions regarding all of these topics.

In the past we did some work on UWB, but reduced our efforts to go to production. Given that we will be much more involved in the video and TV business, does the business need for a high bandwidth radio link such as UWB have higher priority and importance ?

Wireless video distribution is clearly a hot topic and is one of the exciting areas where the combination of CSR and Zoran is well placed to be a significant player. There are multiple competing solutions vying for a slice of the wireless interconnect puzzle including Wireless HD, WHDL, WiGig and Wi-Fi, especially MIMO and ac variants. Currently Wi-Fi appears to have more momentum than the alternatives. It’s going to be ongoing work for the combined CSR / Zoran team to identify where we think we can win in this space so it’s too early to say whether this will result in revitalising our UWB activities or prioritising other developments.

There is a growing trend to send video over wireless networks. For instance, the WirelessHD standard uses 60 GHz technology to send video wirelessly. When do you expect CSR to take the leadership position in that market?

CSR recognises the growth of video over wireless in the home and this is one of the exciting opportunities we see through the merger with Zoran. With the technology and expertise that Zoran has established in DTV and Cameras, together with the expertise that CSR has in Wi-Fi and BT, we are ideally placed to become a significant player in this market. Specifically with regard to 60GHz, CSR is actively involved in defining the standards and tracking the market demand for this technology. It is clear that there is growing market interest in this frequency band, but the jury is still out on mass market adoption and at this stage we are not declaring any public product plans.

There seems to be a large number of US law firms “investigating” the Zoran merger. Do we see this as an impediment to the merger?

It’s not uncommon for US law firms to file lawsuits following the announcement of a proposed acquisition of a US publicly-traded company. We do not see these lawsuits as an impediment that would block the merger.

Can you provide some detail as to the combined company product portfolio from a marketing perspective?

We do have a very clear idea of the future product portfolio and more importantly, of the revenue synergies that we expect from that. We are not in a position to share that yet, as it would have to be published under SEC rules, and we do not want to do that. Post close this changes, so I am afraid a little more patience is required.

Was there any input from our customers on the desirability of this merger?

As with any merger we do consult with our lead customers under embargo to obtain their feedback on a particular merger. We consider our customer’s input before making the decision to move forward based on the best interests of CSR. To-date our customers have received the information very positively and wish CSR well over the coming weeks.

Since Quarter Two is an important design cycle for our customers, how can Zoran work with CSR during this customer evaluation period to take advantage of future synergies?

While we must be careful in what we tell our customers, since we have not yet closed, we believe there are significant benefits for our customers that will arise from this merger and which we should emphasise. Clearly wireless connectivity is a growth vector in many of the markets that Zoran serves and being able to offer the complete package of SOC and connectivity from one supplier will be advantageous to our customers.

Specific benefits include reducing time to market through pre- integration, reducing the number of commercial interfaces and enhancing the customer support. In the short term the combination of Zoran and CSR will necessarily offer separate devices with the potential for bundling / pre-integration (ie joint reference designs). In the longer term, we expect convergence of the roadmaps to enable higher levels of system integration to deliver even greater ease of use, cost competitiveness, and performance differentiation. The parties are currently planning for integration now, and specific details will be disclosed once we have closed.

Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) integration and product plans; and (iv) the potential impact of changes in Zoran’s board composition.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.